Exhibit 99.1

Adagene Announces Updated Data from Phase 1b/2 Study of Muzastotug in Combination with KEYTRUDA® (pembrolizumab) in Colorectal Cancer at ASCO Gastrointestinal Cancers Symposium

Muzastotug (ADG126), an Anti-CTLA-4 SAFEbody® in Combination with pembrolizumab showed 33% overall response rate in microsatellite stable colorectal cancer

Four confirmed partial responses out of twelve patients with 20 mg/kg loading dose followed by 10 mg/kg Q3W + pembrolizumab

No Grade 4/5 treatment related adverse events were observed and no discontinuations occurred to date

SAN DIEGO and SUZHOU, China, Jan 27, 2025 (GLOBE NEWSWIRE) -- Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a company transforming the discovery and development of novel antibody-based therapies, announced updated clinical data from ADG126 in microsatellite stable colorectal cancer (MSS CRC) at the ASCO Gastrointestinal (GI) Cancers Symposium in San Francisco, CA.

“These data, from the loading dose expansion cohort of our Phase 1b/2 trial, continue to demonstrate ADG126’s potential for patients with colorectal cancer. Seeing four confirmed partial responses out of twelve patients, with no treatment related discontinuations, also highlights the differentiated therapeutic index of ADG126. CTLA-4 is clinically validated with a known correlation between dose, efficacy and toxicity to improve outcomes with PD-1 inhibitors, and now we know that our SAFEbody can deliver benefit to patients in a safe and efficacious way,” said Peter Luo, Chairman, CEO & President of R&D at Adagene.

Dr. Marwan Fakih, Professor of Medical Oncology and Therapeutics Research at City of Hope added, “Masking technology, which leads to increased intra-tumoral accumulation of cleaved ADG126 and maintains an optimal plasma concentration following higher and repeat dosing of ADG126, as well as enhanced Treg depletion through binding to a novel epitope without Fc engineering, position ADG126 to be a best-in-class CTLA-4 inhibitor.”

This Phase 1b/2, open-label, multicenter dose escalation and expansion combination study of ADG126 in combination with Merck’s (known as MSD outside of the US and Canada) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab; 200 mg, Q3W) in MSS CRC with no liver and peritoneum metastases previously demonstrated efficacy at the 10 mg/kgQ3W dose, with overall response rate (ORR) of 23%, including four confirmed partial responses and one unconfirmed partial response. Newly shared data with the 20 mg/kg loading dose followed by 10 mg/kg Q3W in combination with pembrolizumab achieved an improved ORR of 33%, and all responders remain on treatment at a maintenance dose of 10 mg/kg Q3W or 10 mg/kg Q6W in combination with pembrolizumab. Per protocol, dose modifications were permitted to manage toxicity, enabling investigators to optimize each patient’s course of treatment to further improve the duration of responses. Time to event endpoints will be reported when the data mature in 2025. Due to the enhanced therapeutic index of ADG126 in combination with anti-PD-1, the Company plans to evaluate a broader patient population in the dose expansion cohort, including patients with liver metastases, with standard of care combinations.

No Grade 4/5 safety events were seen with ADG126 to date and pruritus (25%) was the most commonly observed treatment-related adverse event (TRAE). Higher G2/G3 TRAEs were observed in the loading dose cohort but were managed through dose modification and infrequent use of infliximab/medical intervention, resulting in no discontinuations to date. The totality of data to date supports that Adagene’s anti-CTLA-4, ADG126, plus pembrolizumab has potential to be a best-in-class treatment for patients with MSS CRC.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address globally unmet patient needs. The company has forged strategic collaborations with reputable global partners that leverage its SAFEbody® precision masking technology in multiple approaches at the vanguard of science.

Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. The company’s SAFEbody technology is designed to address safety and tolerability challenges associated with many antibody therapeutics by using precision masking technology to shield the binding domain of the biologic therapy. Through activation in the tumor microenvironment, this allows for tumor-specific targeting of antibodies in tumor microenvironment, while minimizing on-target off-tumor toxicity in healthy tissues.

Adagene’s lead clinical program, ADG126 (muzastotug), is a masked, anti-CTLA-4 SAFEbody that targets a unique epitope of CTLA-4 in regulatory T cells (Tregs) in the tumor microenvironment. ADG126 is currently in phase 1b/2 clinical studies in combination with anti-PD-1 therapy, particularly focused on Metastatic Microsatellite-stable (MSS) Colorectal Cancer (CRC). Validated by ongoing clinical research, the SAFEbody platform can be applied to a wide variety of antibody-based therapeutic modalities, including Fc empowered antibodies, antibody-drug conjugates, and bi/multispecific T-cell engagers.

For more information, please visit: https://investor.adagene.com.
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SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding certain clinical results of ADG126, the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated preclinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Contact:

Bruce Mackle
LifeSci Advisors

bmackle@lifesciadvisors.com